FORM 6-K

**REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934**

For the Month of   **March 2010**

PEDIMENT GOLD CORP.

(Name of Registrant)

789 West Pender Street, #680, Vancouver, British Columbia, Canada   V6C 1H2
(Address of principal executive offices)

1. Exhibit 99.1 – Press Release; March 19,2010;
2. Exhibit 99.2 – Material Change Report; March 19, 2010
3. Exhibit 99.3 – Press Release; March 23, 2010

Indicate by check mark whether the Registrant files annual reports under cover of Form 20-F or Form 40-F.

Form 20-F **xxx**   Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.

Yes ____   No **xxx**

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Pediment Gold Corp. -- SEC File No. 000-52509
(Registrant)

Date: March 31, 2010   By \s\ Gary Freeman
                                                       Gary Freeman, President/CEO/Director

Exhibit 99.1



Peter Mordaunt Joins Pediment's Board of Directors, Andre Audet Resigns as Director

Vancouver, BC, March 19, 2010 – Pediment Gold Corp. (TSX:PEZ, OTCBB:PEZGF Frankfurt:P5E) ("Pediment" or "the Company") is very pleased to welcome Peter Mordaunt to the Company's Board of Directors. Mr. Mordaunt is a Registered Professional Geoscientist with over 25 years of experience in mining, mine development and advanced exploration, including 18 years of experience in Mexico. Mr. Mordaunt recently retired in January 2010 from his role as Chairman and CEO of Stingray Copper Inc., which he founded, managed and merged with Mercator Minerals Ltd. in December 2009. Previously he founded, managed and merged Corner Bay Silver Inc. with Pan American Silver Inc in 2003. Mr. Mordaunt's business skills have been focused on advanced project development leading to bankable feasibility studies, finance, mergers and acquisitions for more than 20 years. Mr. Mordaunt graduated from the University of Guelph in 1984. He is a member of the Institute of Corporate Directors and has the Professional Certification as ICD.D which is recognized both nationally and internationally.

Pediment also reports that at the Annual General Meeting of the Company held on March 18, 2010, Andre Audet resigned as a Director after five years serving on the Board. The Company would like to thank Mr. Audet for his contributions to Pediment Gold Corp. and wishes him all the best in his future endeavours. The remaining members of the Board were re-elected for the ensuing year.

For additional information please contact Gary Freeman or Michael Rapsch at 604-682-4418.

Gary Freeman, President and CEO
PEDIMENT GOLD CORP.
Vancouver, British Columbia

We Seek Safe Harbour.
The TSX does not accept responsibility for the adequacy or accuracy of this release.

Exhibit 99.2

Form 51-102F3

Material Change Report

Item 1:   Name and Address of Company

PEDIMENT GOLD CORP.
Suite 680-789 West Pender Street
Vancouver, British Columbia V6C 1H2

(the "Company")

Item 2   Date of Material Change

March 18, 2010

Item 3   News Release

The news release was disseminated on March 19, 2010 by Marketwire.

Item 4   Summary of Material Change

The Company welcomes Peter Mordaunt to the Board of Directors, Andre Audet resigns as a Director.

Item 5 Full Description of Material Change

5.1   Full Description of Material Change

The Company is very pleased to welcome Peter Mordaunt to the Company's Board of Directors. Mr. Mordaunt is a Registered Professional Geoscientist with over 25 years of experience in mining, mine development and advanced exploration, including 18 years of experience in Mexico. Mr. Mordaunt recently retired in January 2010 from his role as Chairman and CEO of Stingray Copper Inc., which he founded, managed and merged with Mercator Minerals Ltd. in December 2009. Previously he founded, managed and merged Corner Bay Silver Inc. with Pan American Silver Inc in 2003. Mr. Mordaunt's business skills have been focused on advanced project development leading to bankable feasibility studies, finance, mergers and acquisitions for more than 20 years. Mr. Mordaunt graduated from the University of Guelph in 1984. He is a member of the Institute of Corporate Directors and has the Professional Certification as ICD.D which is recognized both nationally and internationally.

Pediment also reports that at the Annual General Meeting of the Company held on March 18, 2010, Andre Audet resigned as a Director after five years serving on the Board. The Company would like to thank Mr. Audet for his contributions to Pediment Gold Corp. and wishes him all the best in his future endeavours. The remaining members of the Board were re-elected for the ensuing year.

5.2   Disclosure for Restructuring Transactions

Not applicable.

Item 6   Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7   Omitted Information

Not applicable.

Item 8   Executive Officer

Gary Freeman, President & Chief Executive Officer

Business Telephone: (604) 682-4418
Facsimile: (604) 669-0384

Item 9   Date of Report

March 19, 2010



March 23, 2010

Pediment Reports Final Drill Results for 2009 on La Colorada

Vancouver, BC, March 23, 2010 – Pediment Gold Corp. (TSX:PEZ, OTCBB:PEZGF Frankfurt:P5E) ("Pediment" or "the Company") is pleased to announce the final results from its 2009 drill program. The results focus mainly on the Veta Madre area, a discrete gold-mineralized zone located about 1 kilometre east of the El Creston pit. Results from a deeper RC drill hole (R-131), completed outside the El Creston pit north wall and final results for the La Verde zone are also reported.

Veta Madre

At Veta Madre, mineralization is hosted within a zone of quartz vein, breccia, and stockwork interpreted to be in the upper portion of an epithermal gold-mineralized zone under shallow cover except where exposed by old shafts and trenching. Drilling by the Company combined with historic drilling by Eldorado confirms a broad area of lower-grade mineralization hosted in quartz vein fracture fillings within Cretaceous diorite. The recent drill results summarized below, confirm the western part of the zone contains the highest grades of the Veta Madre zone with good potential to add to the project resource. Final results from 2009 testing include:

- Drill hole R-122 intersected 35 metres with 0.35 grams of gold per tonne.

- Drill hole R-123 intersected 1.5 metres with 3.0 grams of gold per tonne, and 18.3 metres with 2.88 grams of gold per tonne, including 1.5 metres with 25.3 grams of gold per tonne.

- Drill hole R-124 intersected 33.5 metres with 1.32 grams of gold per tonne.

The above intersection of 1.5 metres of 25.3 g/t gold in drill hole R-123 is higher than normal grade averages at Veta Madre. These narrow zones of higher-grade gold intervals warrant investigation of a possible higher-grade vein target, existing at depth.

Drill holes R-123 and R-124 were drilled from the same drill site two metres apart, with R-123 being vertical and R-124 inclined -45 degrees southerly. The two zones of gold mineralization intercepted indicate a nearly-flat, shallowly north dipping stockwork zone of mineralization that continues northerly an unknown distance. More testing is planned on the north side of the zone because many southerly oriented drill holes are collared in mineralization. A program of follow-up work and drilling is envisaged to better outline and extend this new mineralized area. For further detail on Pediment drill programs at La Colorada including a complete collar table and assay interval summary please visit www.pedimentgold.com.

Drilling shows the Veta Madre zone is approximately 600 metres long with widths of mineralization of over 50 metres and continuing to depths of about 50 metres. Additionally, two parallel zones which are unevaluated are indicated by trenching and 2 drill intercepts. The Company's 2009 drill program

at Veta Madre consisted of 2,099 metres of drilling in 25 holes, which is in addition to the 20 drill holes totaling 2,372 metres completed by Eldorado in the 1990's. No resource has been calculated for the Veta Madre gold zone and no resource from Veta Madre was included in the technical report which presented resource estimates for the Creston and Gran Central and La Colorada zones (released on November 29, 2009, McMillan, Dawson and Giroux). The Veta Madre gold mineralized area has had no recent history of mining.

Creston North Wall

Drill Hole 131, a deeper RC test hole located on the north side of the Creston pit, was drilled to test down-dip projections of the northern Creston vein system outside the resource. The following table summarizes intersections of gold mineralization with coincident, high silver contents. This shift to high silver to gold ratio indicates this drilled intersection is located very high in the epithermal system with fault displacement having dropped this zone downward within the west end of the El Creston Pit.

Summarized results of drill hole 10-LCOL-R131
located on the north side of the El Crestón pit.
(These results were not included in the recent resource estimate)

Drill Hole	From_m	To_m	Length_m	Au GPT	Ag GPT	Au eq.*
10-LCOL-R131	141.73	146.30	4.57	0.54	36.87	1.11
and	153.92	155.45	1.52	1.03	96.00	2.51
and	160.02	169.16	9.14	0.62	55.62	1.48
and	231.65	237.74	6.10	1.12	150.40	3.43
including	233.17	234.70	1.52	3.01	328.60	8.07
and	265.18	278.89	13.72	1.93	56.64	2.8
including	268.22	271.27	3.05	5.93	120.00	7.78
and	297.18	300.23	3.05	0.40	202.90	3.52

*Gold equivalent calculated at 1 part of gold for 65 parts of silver

La Verde 2009 Final Drilling Highlights

The La Verde zone, located north of the Creston pit, contains two additional reportable intervals where the company completed and previously reported most of 26 shallow drill holes totaling 2,437 metres. This drilling is combined in the database with the 33 drill holes totaling 1,439 metres previously completed by Eldorado. No resource has yet been calculated nor reported for the La Verde zone.

- Drill Hole R-60 intersected 7.6 metres with 1.57 grams of gold per tonne and
                         1.5 metres with 0.48 grams of gold per tonne and
                         1.5 metres with 4.2 grams of gold per tone

- Drill Hole R-126 intersected 6.1 metres with 1.0 grams of gold per tonne and
  1.5 metres with 0.54 grams of gold per tonne

Future work for the La Colorada project

Pediment is pleased and encouraged with the progress at the La Colorada project. The main resources were reported in the recent 43-101 technical report, released on December 9, 2009,

however, the Veta Madre and La Verde zones were not included in that resources estimate. With the recent positive results from these zones, the Company plans to continue drilling there and to include Veta Madre and La Verde with addition of changes in a future update of the La Colorada resource estimate. In addition, encouragement by results such as those for hole R-131 and other new mineralized zones, Pediment will also continue exploration of the current resource areas and other exploration targets in the project that have been identified on surface. The Company plans to continue to move forward with its evaluation of La Colorada's mining restart potential. To that end, further engineering and metallurgical tests will be completed during 2010.

Mr. Gary Freeman, Director, President & CEO of the Company states "We are optimistic about the growth potential of the La Colorada project, both with the exploration possibilities for finding new mineralized zones and the scenario for near-term gold production. Pediment will continue working diligently at La Colorada project advancement in 2010".

All summarized intervals reported in this news release were calculated using a 0.25 g/t Au cut-off grade for reporting. Intervals contain no more than two lower to barren samples between mineralized plus 0.25 g Au per ton samples. Pediment Gold Corp. has a Quality Assurance/Quality Control program that includes insertion and verification of standards, blanks and duplicates. All samples here reported have passed QA/QC satisfactorily.

Melvin Herdrick, Vice President of Exploration and Director, is a Qualified Person as defined by NI 43-101 and has reviewed and approved this release.

For additional information please contact Gary Freeman or Michael Rapsch at 604-682-4418.

On behalf of the board,

Gary Freeman
President & CEO

THE TSX HAS NOT REVIEWED OR ACCEPTED RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS NEWS RELEASE